
xoobies


EXCLUSIVE EXPERIENCES
JUST FOR YOU

Introducing Xoobies


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The XOOBIES platform is a Personalized Guided Experiences marketplace, where vetted guides (or Xoobies, as we call them) take small groups of guests out on unique adventures.

We have launched in Chicago and currently have 40+ Xoobies providing Experiences in the city. Miami will open in April '18 followed by an expansion into Denver by Q2 ’18, and into the top 25 US Markets by mid 2019.

The Vision

Imagine a travel journey that's worry free.

Simply turn up in anywhere in the world, and know that you can quickly find a trusted, vetted individual who can take you on the personalized journey of your liking, on demand.

ACTIVE & LIFESTYLE

Beach Yoga & Rooftop Drinks

XOOBIE

David

WHAT IS IT

Private Yoga lesson on the Beach with a certified instructor followed by rooftop cocktails


xoobies
XOOBIES
EXPERIENCES
CATEGORIES
Login | Signup
AT A GLANCE
Duration: about 2 hours
Location: North Avenue Beach
Starting at: Castaways at North Beach (1603 N Lake Shore Dr)
Ending at: J Parker
Price: $300 for a group upto 4 people
START YOUR RESERVATION
AUGUST 2017
Begin by picking a timeslot
Aug - Aug 3 - 9
T Aug 3
Aug - Aug 10 - 16
F Aug 4
Aug - Aug 17 - 23
S Aug 5 10AM 1PM
S Aug 6 10AM 1PM
Home | Chicago | David | Active & Lifestyle
BEACH YOGA & ROOFTOP DRINKS

"David set an amazing setting for our Yoga session. We were all beginners with differing abilities yet the instructor was sure to challenge and support all of us. I would definitely do it again!!" SCOTT

How does it work?

Seek

Local culture, entertainment, adrenaline or chilling out?

We've got you covered!

Choose from hundreds of curated Xoobie Experiences


Verizon
9:44 AM
xoobies
Chicago, IL
EXPLORE XOOBIES >
GRACIE MUELLER
STANWICK WARBLE
Your guide to
AND IN THE GHETTO
Your guide to
DIVE BARS & COFFEE SHOPS
EXPLORE EXPERIENCES >
STUMBLE AROUND TOWN
COME OUT AND VISIT
DRINK SOME WHISKY!
TAG LINE


Verizon
9:50 AM
Back
xoobies
BANANA LEAVES & A FILIPINO CHEF'S TABLE FOR YOU!
Boodle Fight Style
Join Chef Agnes for a drink at the Robey House and learn w...
LIKES (4) - ALL REVIEWS
MORE ABOUT YOUR XOOBIE
AGNES
AT A GLANCE
DURATION 2 Hours
LOCATION Wicker Park
Find
My Experiences
Xoobie
Conversations
Profile

Reserve & Personalize

Flexible time slots and instant booking to fit your schedule!

Customers exchange messages with Xoobies to personalize their experience and ask questions!



Verizon
9:51 AM
Close
Select a Timeslot
SEP 24 – 30
OCT 1 – 7
OCT 8 – 14
OCT 15 – 21
OCT 22 – 2
Sunday, Oct 1
7PM
Monday, Oct 2
12AM
3PM
6PM
Tuesday, Oct 3
12AM
3PM
6PM
Wednesday, Oct 4
NOT AVAILABLE
Thursday, Oct 5
NOT AVAILABLE
Friday, Oct 6
6AM
9AM
12AM
3PM
6PM
Saturday, Oct 7



Verizon
9:54 AM
Back
Conversation
Luna Lovegood
Sep 14, 2:34 PM
Hey xoobie. Does your profile have a photo? Mine does. It shouls appear here
DaMan
Sep 14, 12:03 PM
This will be an awesome experience
DaMan
Sep 14, 9:18 AM
I just noticed...still not able to turn off availability. (message sent from sms)
Luna Lovegood
Sep 14, 9:18 AM
You can toggle extensions but not availability. You'll have to contact Xoobies. Or Ryan. Or Andres
REPLY

Let’s Go!

Customers & Xoobies receive real-time notifications to facilitate smooth arrival & kick off!

Xoobies upload pictures after, write a thank you note to their Guests and invite them to rate/review.

Long lasting relationships are born!



Sprint
9:41 AM
100%
Upcoming
Past
SUSAN HUNT
Scotch Lover's
HAPPENING NOW • 10AM - 12PM
YOUR CUSTOMER
SUSAN
CONTACT
STARTS AT
233 S Wacker Drive
Chicago, IL 60606
BEGIN 1 2 3 END
NOTIFY CUSTOMER I'M ON MY WAY
MIGUEL PATTON
Scotch Lover's
APR 21, 2017 • 10AM - 12PM
YOUR CUSTOMER
MIGUEL
Find
My Experiences
Xoobie
Conversations
Profile



Sprint
9:41 AM
100%
Back
xoobies
FEB 9, 2017
VIEW GALLERY
ACTION: REVIEW YOUR EXPERIENCE
SHARE MY EXPERIENCE
Scotch Lover's
Inside Chicago's Finest Bars
YOUR XOOBIE
JOANNA
CONTACT
NOTE FROM YOUR XOOBIE
Find
My Experiences
Conversations
Profile



xoobies
XOOBIES
EXPERIENCES
CATEGORIES
Login | Signup
Location: Chicago
Check coverage
AT A GLANCE
Duration: about 2 hours
Location: Highland Park, IL
Starting at: Chicago Botanical Gardens
Ending at: Chicago Botanical Gardens
Price: $300 for a group upto 4 people
START YOUR RESERVATION
AUGUST 2017
Aug - Aug 3 - 9
Aug - Aug 10 - 16
Aug - Aug 17 - 23
Aug - Aug 24 - 30
Begin by picking a timeslot
T Aug 3 12PM 3PM 6PM 9PM
F Aug 4 12PM 3PM 6PM 9PM
S Aug 5 3PM 6PM
S Aug 6 12PM 3PM 6PM 9PM
M Aug 7 12PM 3PM 6PM 9PM
Home | Chicago | Agnes | Food & Wine
SO FORKING GREAT

"The gardens were beautiful and the food was perfect. Agnes was so lovely and super sweet!" **JEANNE**

"Great Idea! Loved the walk through the garden and how the herbs were incorporated into the food" **JEN**

FOOD & WINE

So Forking Great

XOOBIE

Chef Agnes

WHAT IS IT

Private Meal & Cocktails with a private tour of the Chicago Botanical Gardens

The Xoobies Ecosystem



AWARENESS
ACQUISITION
PARTICIPATION
RETENTION
SMS
RE-ACQUISITION
1
TWO SIDED MARKETPLACE
2
EXPERIENCE FACILITATION
3
CONTEXTUAL OFFERS PLATFORM
Safe, Trusted Guides
Unique Experiences
Simple Categories
Multiple Price Points
Mobile apps with Realtime
Geo-Location enabled
updates, Security
Verification, Check-Ins
Relevant Contextual Offers
from Local Businesses
provided as a Thank You
for using the Platform
Satisfaction Guarantee
Cashless Experience
Simple Scheduling
Safety & Security
Catered to You

Similar Platforms Available Today

Category	Feature	xoobies	Viator	ToursbyLocals	AirBnB	Priceless
NEEDED TO WIN	Personalized to You	●	○	○	○	○
NEEDED TO WIN	Unique	●	○	◐	◔	◕
NEEDED TO WIN	Simple & Frictionless	●	○	○	○	○
NEEDED TO WIN	B2B Ready	●	○	○	○	○
NEEDED TO WIN	Post Experience Ecosystem	●	○	○	○	○
NEEDED TO PLAY	Cashless	●	◐	○	●	●
NEEDED TO PLAY	Safety & Security	●	◐	○	◔	◐
NEEDED TO PLAY	Satisfaction Guarantee	●	○	○	○	●
NEEDED TO PLAY	Well Compensated Providers	●	○	◐	○	●
NEEDED TO PLAY	Guided	●	◔	●	●	○

Key Activities to Date


2017
Q1
Q2
Q3
Q4
2018
Q1
Q2
Q3
Q4
$600K Mobile App Dev for Equity
Brand update "Xoobies" from "Xooba"
Affiliate Programs Launched (Concierges, Uber/Lyft/Via drivers etc.)
MVP Site Launch
Xoobie recruitment started (40 Xoobies in ~8 weeks)
Initial partner onboarding (IO Theater, Chicago Wine School, and others)
Received $100k In cash from Angel
Organic Test & Learn Marketing (Facebook)
Website & Mobile App Refinement
iOS & Android Apps Launch
Received $10k In cash from Angel
Raise Addtl $500k to create initial Marketing Push & Brand Awareness
1. Paid Marketing Blitz
2. Launch Pilot w/ HCN
3. Launch Miami Market
Raise Series A
Enter top 25 Markets in US by mid of 2019

The Xoobies Core Team

EXPERIENCE



PRODUCT

MQ QURESHI
(Former) Global Director of Digital Experience, McDonalds Corp



TECHNOLOGY

RYAN FERRETTI
(Current) VP Technology, CraftJack



USER EXPERIENCE

TWISHA SHAH
(Current) Head of UX at RTC, Adjunct Professor of Design IIT

MARKETING



DEMAND

SEAN POWER
(Vendor) Sean Power Marketing

OPERATIONS



COMPANY OPS

DENNIS ROBINSON
(Former) Global Director of Digital Ops, McDonalds Corp



PRODUCT OPS

KEVIN TANG
(Former) Head of Program Ops, UL

Fulltime Founders

ADVISORS

ERIC LITMAN
Founder, Proxicom
Former CEO, Medialets



KETAN THAKKAR
CEO, uBID



JOHN NORDIN
Angel Investor, Cornerstone



1% of the addressable market purchasing a single experience per year provides a significant revenue potential


10%
19%
23%
47%
$150k+
~10% of US
Pop Household
Income
US Census Bureau Report 2014

- <$40k (19%)
- $40-$60k (23%)
- $60 - $150k (47%)
- **$150,000 (10%)**


20%
50%
30%
$1 - $1.5k
Avg Travel Spend
Age 35 – 55
3 – 5 day trip
US Travel Association Report 2015

- Travel & Lodging
- Food & Drink
- **Activities & Entertainment**


50B
200B
450B
300B
$1T
US Travel
Market
US Travel Association Report 2015

- **Leisure - Domestic**
- Business - Domestic
- **Leisure - Intl**
- Other

1%

OF ADDRESSABLE MARKET

$250

1 EXPERIENCE @ LOWEST PRICE POINT

$75M

CONSERVATIVE REVENUE POTENTIAL

Capital Raise

	Goal	Instrument	Status	Purpose	Notes
Founders Raise	*$100k*	*None*	*Complete*	*Get up & running*	
Dev for Equity	*$597k*	*SAFE*	*Complete*	*Mobile Apps by SPR*	*Apps submitted*
Seed Raise	*$110k*	*SAFE*	*Complete*	*Marketing rollout in Launch City*	
Angel Raise	$1M	SAFE	Started	Mass awareness Launch Addtl Markets in US / NA	

Use of Funds

- Capitalize on immediate opportunities - Hilton (Hotel Communication Network), Spirits Brand Sponsorships
- Evolve Offer Spectrum faster - Capture customers with high intent through multiple channels
- Organic & Paid Marketing Campaigns - Influencers, Paid Social, Articles, PR, Slick Videos
- Increase presence - Launch experiences in additional markets (Miami, Denver, San Diego)

Thank You